UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2020
Commission File No.: 001-35165

BRAINSWAY LTD.
(Translation of registrant's name into English)

19 Hartum Street
Bynet Building, 3rd Floor
Har HaHotzvim
Jerusalem, 9777518, Israel

(+972-2) 582-4030
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

At the Annual General Meeting of Shareholders of BrainsWay Ltd. (the "Company") held on January 13, 2020, all of the proposed resolutions presented were approved by the shareholders. Below are the proposals which were adopted:

1.	To appoint Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s independent auditors for the year 2019 and for an additional period until the following annual general meeting and to authorize the Board of Directors to determine their compensation for the year; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2018;

1.	To approve the re-election of Dr. David Zacut and Mr. Avner Hagai and the election of Mr. Avner Lushi as directors to the board of directors of the Company;

2.	To approve the grant of options to the directors Ms. Eti Mitrany and Mr. Avner Lushi;

3.	To approve amendments to the Company's compensation policy;

4.	To approve compensation for Christopher R. von Jako, Ph.D., the Company's president and chief executive officer;

5.	To approve compensation for Dr. David Zacut for his role as the chairman of the Board of Directors;

6.	To approve compensation for Dr. David Zacut for the 3 month on-the-job-training to Company's entering president and chief executive officer; and

7.	To approve amendments to the Company's Articles of Association.

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 22, 2019 (Registration No. 333-230979).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAINSWAY LTD.

Date: January 14, 2020	By:	/s/ Hadar Levy
Hadar Levy
Chief Financial Officer